(Sullivan & Cromwell LLP Letterhead)

March 17, 2014

VIA EDGAR CORRESPONDENCE

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NorthStar Realty Finance Corp.
Registration Statement on Form S-4
Filed February 28, 2014
File No. 333-194245

Dear Mr. Kluck:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 12, 2014 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed on February 28, 2014.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Registration Statement.

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General

Comment No. 1

We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2013. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response to Comment No. 1

The Company acknowledges the Staff’s comment.  The Company has asked us to supplementally advise the Staff that prior to the time that the Registration Statement is declared effective, the Company will amend its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) by filing a Form 10-K/A that will include the Part III information in order for it to be incorporated into the Form 10-K.

Comment No. 2

Please tell us why NorthStar Realty Finance Limited Partnership has not been identified as a bidder.

Response to Comment No. 2

The Company has asked us to supplementally advise the Staff that NorthStar Realty Finance Limited Partnership (“NRF LP”) has not been identified as a “bidder” (as defined in Rule 14d-1(g)(2) of Regulation 14D) because the Company has concluded that NRF LP (which is a direct subsidiary of the Company) is neither a person making the offer nor on whose behalf the offer is made.  In addition, the term “bidder,” for Regulation 14D purposes, does not include an issuer that makes a tender offer for its own securities.  Here, NRF LP is the issuer of the securities that are being tendered for in the exchange offer.  In reaching the conclusion that NRF LP is not a “bidder,” for Regulation 14D purposes, the Company considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 (Identifying the Bidder in a Tender Offer) of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), which describes factors the Staff will consider in connection with determining whether a person is a “bidder” in a tender offer, including:

•                  Did the person play a significant role in initiating, structuring, and negotiating the tender offer?  The Company has initiated, structured and negotiated the material terms of the exchange offer.  No entity other than the Company has played a significant role in any of these activities.  NRF LP, as the operating partnership of the Company (which is a holding company), is a party to the dealer manager agreement for the exchange offer, but the Company does not believe that the contractual role played by its operating partnership constitutes a significant role in initiating, structuring or negotiating the exchange offer.

•                  Is the person acting together with the named bidder?  NRF LP is not acting together with the Company with respect to the exchange offer.  No entity other than the Company has played a significant role in any of these activities.

•                  To what extent did or does the person control the terms of the offer?  The Company solely controls the terms of the exchange offer. The securities to be issued in the exchange offer are securities solely of the Company and are not guaranteed by NRF LP or any other subsidiary, and no entity (including NRF LP) other than the Company has any ability to waive or modify any conditions to the exchange offer.

•                  Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?  NRF LP is not providing any financing for the exchange offer.  The securities to be issued in the exchange offer are securities solely of the Company.

•                  Does the person control the named bidder, directly or indirectly?  The Company is not controlled, directly or indirectly, by any other entity. The Company is a widely held public company, and there are no beneficial owners of more than 10% of the outstanding shares of common stock of the Company.  The Company holds its assets and operates its business through NRF LP.  The Company is the sole general partner of NRF LP and, as such, controls NRF LP.

•                  Did the person form the nominal bidder, or cause it to be formed?  NRF LP is subsidiary of the Company and was formed by the Company, its parent.

•                  Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?  The Company will own the securities purchased in the exchange offer.  As disclosed in the prospectus for the exchange offer, following the purchase by the Company of the exchangeable notes of NRF LP in the exchange offer, given that the exchangeable notes are issued by NRF LP, the Company will contribute the exchangeable notes to NRF LP for cancellation.  Cancellation will occur immediately after that contribution, so NRF LP will never own its own exchangeable notes.

In addition, adding NRF LP as a named bidder would not mean that the holders of the exchangeable notes of NRF LP would receive material information that is not otherwise required under the control person instruction, Instruction C to Schedule TO.  As indicated in the prospectus, NRF LP is the operating partnership of the Company.  The Company holds no assets other than its partnership interest in NRF LP and a nominal amount of cash.  For the foregoing reasons, the offer is being made by and on behalf of the Company solely. Accordingly, neither NRF LP nor any other entity is a “bidder” in this context.

Settlement Date, page 3

Comment No. 3

We note disclosure indicating that you will issue the New Notes in exchange for Old Notes “as soon as practicable” after expiration. Rule 14e-1(c) requires that you exchange the notes “promptly” upon expiration. Please revise here and throughout the document, as necessary.

Response to Comment No. 3

The Company has asked us to supplementally advise the Staff that the disclosure under “Summary—The Exchange Offer—Settlement Date” and elsewhere throughout the prospectus indicating that the Company will issue the New Notes in exchange for Old Notes “as soon as practicable” after the Expiration Date has been changed to indicate that the Company will issue the New Notes in exchange for Old Notes “promptly” after the Expiration Date.

Business and Financial Information, page 31

Comment No. 4

Please revise to provide summary financial information of NorthStar Realty Finance Corp., as set forth in Item 1010(c) of Regulation M-A. This revised disclosure must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

Response to Comment No. 4

The Company has asked us to supplementally advise the Staff that the prospectus, which is being disseminated to security holders, has been revised to provide summarized financial information of the Company, as set forth in Item 1010(c) of Regulation M-A.  Item 10(a)(1) of the Schedule TO has been revised to refer to the summarized financial information, which is included in the prospectus under “Business and Financial Information—NorthStar Realty Finance Corp.”, “Ration of Earnings to Fixed Charges; Ratio or Earnings to Combined Fixed Charges and Preferred Share Dividends” and “NorthStar Realty Finance Corp. Unaudited Pro Forma Condensed Consolidated Financial Statements”.

Comment No. 5

Please disclose a ratio of earnings to fixed charges for NorthStar Realty Finance Limited Partnership.

Response to Comment No. 5

The Company has asked us to supplementally advise the Staff that the disclosure in the prospectus (1) under “Business and Financial Information—NorthStar Realty Finance Limited Partnership” has been updated to disclose a ratio of earnings to fixed charges for NorthStar Realty Finance Limited Partnership and (2) under “Business and Financial Information—NRFC Sub-REIT Corp.” has been updated to disclose a ratio of earnings to fixed charges for NRFC Sub-REIT Corp.

Sample Calculation of Principal Amount of New Notes to be Received, page 40

Comment No. 6

Please confirm that, before the opening of trading on the second trading day prior to the expiration date, you will amended the Schedule TO to set forth the final Exchange Consideration and attach as an exhibit the press release announcing the final Exchange Consideration.

Response to Comment No. 6

The Company has asked us to supplementally advise the Staff as follows:

•                  The Company will determine the final Exchange Consideration promptly after the close of trading on the New York Stock Exchange on March 25, 2014 (subject to any extension), which is the second trading day prior to the March 27, 2014 (subject to extension) Expiration Date.

•                  Promptly thereafter, the Company will announce by press release the final Exchange Consideration.

•                  The final Exchange Consideration will also be available by that time from the Information Agent.

•                  At that time (on the second trading day prior to the Expiration Date), the Company will amend the Schedule TO to set forth the final Exchange Consideration and attach as an exhibit the press release announcing the final Exchange Consideration.

Purpose of the Exchange Offer, page 41

Comment No. 7

Please disclose the purpose of the exchange offer. Stating that the purpose of the exchange offer is to exchange any and all of the outstanding Old Notes for the Exchange Consideration does not appear responsive to Item 1006(a) of Regulation M-A.

Response to Comment No. 7

The Company has asked us to supplementally advise the Staff that the disclosure in the prospectus under “Summary—The Exchange Offer—Purpose of the Exchange Offer” and “The Exchange Offer—Purpose of the Exchange Offer” has been revised to state that the purpose of the exchange offer is to provide holders of Old Notes, which are currently exchangeable for common stock of the Company, with the opportunity to exchange their Old Notes for a security that could be settled, at the option of the Company, for common stock that would not include any securities issued in connection with the proposed spin-off of the Company’s asset management business insofar as that spin-off takes place prior to the share settlement measurement period.  The New Notes will not reference, and may not be repaid in, shares of common stock of

NorthStar Asset Management Group Inc. (“NSAM”).  As previously announced, the Company plans to spin-off its asset management business through a distribution of NSAM common stock to its stockholders.

Conditions of the Exchange Offer, page 53

Comment No. 8

We note disclosure on pages 42 and 54 that you may terminate or withdraw the exchange offer if any condition is not satisfied on or after the expiration date. We note similar disclosure on page 53 that you may terminate the exchange offer or delay or refrain from accepting Old Notes at any time prior to the completion of the exchange offer if any of the conditions shall not have been satisfied or waived. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Response to Comment No. 8

The Company has asked us to supplementally advise the Staff that the disclosure in the prospectus under “The Exchange Offer—Extension, Termination or Amendment” and “Conditions of the Exchange Offer—General Conditions” has been revised to state that all conditions shall have been satisfied or waived at or prior to the Expiration Date.

Comment No. 9

We note that you may determine in your “sole judgment” whether offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response to Comment No. 9

The Company has asked us to supplementally advise the Staff that the disclosure in the prospectus under “Conditions of the Exchange Offer—General Conditions” has been revised to remove all references to the Company’s sole judgment so that the standard for the determination of whether a condition has been satisfied is objective.

Comment No. 10

Disclosure in the second to last paragraph of this section states that you may assert conditions regardless of whether any action or inaction by you gave rise to them. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

Response to Comment No. 10

The Company has asked us to supplementally advise the Staff that the disclosure in the prospectus under “Conditions of the Exchange Offer—General Conditions” has been revised to delete the reference to “including any action or inaction by us giving rise to any Condition” to remove the implication that the conditions may be triggered at the Company’s option.

Comment No. 11

We note the condition relating to “any significant adverse change in the price of the Old Notes.” Please revise to include an objective standard for this condition. Please also revise to account for the fact that there is no trading market in the Old Notes.

Response to Comment No. 11

The Company has asked us to supplementally advise the Staff that the disclosure in the prospectus under “Conditions of the Exchange Offer—General Conditions” has been revised to (1) delete the condition related to “any significant adverse change in the price of the Old Notes” and (2) add disclosure to the effect that there can be no assurances that a trading market for the Old Notes will exist.

Letter of Transmittal

Comment No. 12

Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the holder has “read” all of the terms and conditions of the exchange offer.

Response to Comment No. 12

The Company has asked us to supplementally advise the Staff that the Letter of Transmittal has been revised to delete the statement that the holder has “read” all of the terms and conditions of the exchange offer.

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As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 558-4312 or Ronald J. Lieberman, the Company’s Executive Vice President, General Counsel and Secretary, at (212) 547-2604.

Very truly yours,

/s/ Robert W. Downes
Sullivan & Cromwell LLP

cc:	Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission
David L. Orlic, Special Counsel, Office of Mergers and Acquisitions
Albert Tylis, NorthStar Realty Finance Corp.
Debra A. Hess, NorthStar Realty Finance Corp.
Ronald J. Lieberman, NorthStar Realty Finance Corp.
Michael C. Bernstein, Grant Thornton LLP